

By Electronic Mail

January 11, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Janus Detroit Street Trust
       Issuer CIK: 0001500604
       Issuer File Number: 333-207814 / 811-23112
       Form Type: 8-A12B
       Filing Date: January 11, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Janus Henderson B-BBB CLO ETF (JBBB)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst